Something Big is happening.

The long term goal of Lumen is unfolding as we speak.

RACE CAR Monks

THE MOVIE

Coming to Theaters 2027

Buckle your seat belt. The race for the checkered flag has begun!

We are making a Feature Film Titled: RACE CAR MONKS

The story is amazing!

The script is so good we are making it possible for you to invest in this film.

(learn more here)

This means we're letting our fans and biggest supporters become reservation holders in Race Car Monks Movie LLC for a minimum reservation of $100.

We decided to host a Community Round for Race Car Monks Movie on Wefunder to share the upside of our film's success with the people who know us best: our family, friends, and customers. You are our foundation.

Our Community Round is about building a Catholic Film Economy with people who share our mission and values. The great thing about Wefunder is that it allows anyone—whether or not they're an accredited investor—to become an angel investor in our company.

We launched today. Will you join us?

We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss the Perks!) and make a reservation here:

https://wefunder.com/racecarmonks

Know you are in our daily prayers,

Brian Shields